Exhibit (h)(4)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement is hereby made as of the 1st day of May, 2019, between MainStay VP Funds Trust (the “Trust”), on behalf of each of its series of the Trust (each a “Portfolio” and collectively, “Portfolios”) and New York Life Investment Management LLC (the “Manager”) (the “Agreement”).

WHEREAS, the Manager has been appointed the manager of each of the Portfolios pursuant to an Amended and Restated Management Agreement between the Trust, on behalf of the Portfolios, and the Manager; and

WHEREAS, the Trust and the Manager desire to enter into the arrangements described herein relating to certain expenses of the Portfolios;

NOW, THEREFORE, the Trust and the Manager hereby agree as follows:

1.	The Manager hereby agrees to waive fees and/or reimburse Portfolio expenses, excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses, to the extent necessary to maintain Total Annual Operating Expenses specified for the class of shares of each Portfolio listed on Schedule A for the period commencing May 1, 2019 through May 1, 2020, except as provided below.

2.	The waivers and/or reimbursements described in Section 1 above are not subject to recoupment by the Manager.

3.	The Manager understand and intends that the Portfolios will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Companies on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund’s expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Portfolios to do so.

4.	This agreement shall renew automatically for one-year terms unless the Manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MAINSTAY VP FUNDS TRUST

By:	/s/ Jack R. Benintende
Name:	Jack R. Benintende
Title:	Treasurer and Principal Financial
Accounting Officer

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Kirm C. Lehneis
Name:	Kirk C. Lehneis
Title:	Senior Managing Director and
Chief Operating Officer

Schedule A

PORTFOLIO	Total Annual Operating Expense Limit (as a percent of average daily net asset)
MainStay VP Epoch U.S. Equity Yield Portfolio	Service: 0.93% Initial: The Manager will apply an equivalent waiver or reimbursement, in an equal number of basis points waived for Service Class Shares.

MainStay VP Indexed Bond Portfolio	Initial: 0.375% Service: 0.625%

MainStay VP IQ Hedge Multi-Strategy Portfolio	Initial: 0.70% Service: 0.95%

MainStay VP MacKay Mid Cap Core Portfolio	Initial: 0.86% Service: 1.11%

MainStay VP MacKay S&P 500 Index Portfolio	Initial 0.16% Service: The Manager will apply an equivalent waiver or reimbursement, in an equal number of basis points waived for Initial Class Shares.

MainStay VP MacKay Small Cap Core Portfolio	Initial: 0.80% Service: The Manager will apply an equivalent waiver or reimbursement, in an equal number of basis points waived for Initial Class Shares.

MainStay VP PIMCO Real Return Portfolio	Initial: 0.53% Service: 0.78%